Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated January 23, 2024

Relating to Preliminary Prospectus Supplement dated January 23, 2024

Registration No. 333-255931

Pricing Terms

AG Mortgage Investment Trust, Inc.

$30,000,000

9.500% Senior Notes due 2029

Pricing Term Sheet

January 23, 2024

Issuer:	AG Mortgage Investment Trust, Inc., a Maryland corporation (the “Company”)
Title of the Securities:	9.500% Senior Notes due 2029
Type of Offering:	SEC Registered
Principal Amount:	$30,000,000
Over-Allotment Option:	Up to $4,500,000 aggregate principal amount of Notes within 30 days of the date hereof
Type of Note:	Fixed rate note
Stated Maturity Date:	February 15, 2029
Interest Rate:	9.500%
Trade Date:	January 23, 2024
Settlement Date:	January 26, 2024 (T + 3)**
Interest Payment Dates:	Each February 15, May 15, August 15 and November 15, commencing on May 15, 2024. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment
Interest Periods:	The initial interest period will be the period from and including January 26, 2024, to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be

Day Count Basis:	360-day year of twelve 30-day months
Issue Price:	$25.00
Price to Issuer:	$24.2125
Net Proceeds to the Issuer, before Expenses:	$29,055,000 total assuming the option is not exercised
Denominations:	$25.00 and integral multiples of $25.00 in excess thereof
Optional Redemption:	The Notes may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after February 15, 2026, upon not less than 30 days nor more than 60 days written notice to holders prior to the redemption date, at a redemption price equal to 100% of the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date
CUSIP / ISIN:	CUSIP: 001228 600 ISIN: US0012286003
Rating:*	BBB- (Egan-Jones)
Listing:	The Company intends to apply to list the Notes on the New York Stock Exchange under the trading symbol “MITN” and expects trading of the Notes to commence within 30 days after the original issue date
Joint Book-Running Managers:	Morgan Stanley & Co. LLC, RBC Capital Markets, LLC, UBS Securities LLC, Keefe, Bruyette & Woods, Inc. and Piper Sandler & Co.
Trustee:	U.S. Bank Trust Company, National Association

*       Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**       Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to their delivery will be required, by virtue of the fact that the Notes will initially settle T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery should consult their own advisors.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The issuer has filed a registration statement (including a base prospectus dated May 26, 2021) and a preliminary prospectus supplement dated January 23, 2024 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Morgan Stanley & Co. LLC by calling 1-800-584- 6837, RBC Capital Markets, LLC by calling 1-866-375-6829 or by emailing rbcnyfixedincomeprospectus@rbccm.com, UBS Securities LLC by calling 1-888-827-7275, Keefe, Bruyette & Woods, Inc. by calling 1-800-966-1559 or Piper Sandler & Co. by emailing fsg-dcm@psc.com.